

May 2, 2012

Via E-mail
Mr. William W. Douglas III
Executive Vice President and
   Chief Financial Officer
Coca-Cola Enterprises, Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

>   **Re: Coca-Cola Enterprises, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 10, 2012**
>   **Form 10-Q for the Interim Period Ended March 30, 2012**
>   **Filed April 27, 2012**
>   **Form 8-K filed April 26, 2012**
>   **File No. 001-34874**

Dear Mr. Douglas:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011
Consolidated Financial Statements
Note 10. Taxes, page 81

1.   You disclose on page 82 that cumulative non-U.S. earnings are considered to be permanently reinvested and that $450 million of non-U.S. earnings were repatriated to the U.S in 2011 and that you expect to do the same in 2012. Please reconcile this apparent discrepancy to help us understand your practices and accounting. Please also tell us, with a view towards revised disclosure in Management's Discussion and Analysis, whether you intend to repatriate any portion of the $274 million in cash and cash equivalents held by foreign subsidiaries at December 31, 2011.

Form 10-Q for the Interim Period Ended March 30, 2012

Management's Discussion and Analysis, page 19

Financial Position – Assets, page 27

2.	We note the increase in trade accounts receivable at March 30, 2012 and that the balance is approximately 85% of net operating revenue for the period. You disclose that the reason for the increase in receivables is attributable in part to an increase in day's sales outstanding due to an increase in sales in the latter part of the quarter. Please identify which quarter you are referring to and explain this statement. If you are referring to increased sales in 2011, tell us (and revise to explain) why those receivables have yet to be collected at March 30, 2012.

Form 8-K filed April 26, 2012

3.	We note that you provided a full income statement reconciling GAAP and non-GAAP financial measures. This gives the impression that the presentation represents a comprehensive basis of accounting other than GAAP. Please revise to delete this presentation or explain how your presentation complies with Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on non-GAAP Financial Measures which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining